UNIFIED SERIES TRUST

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

May 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (the “Trust”) - Post-Effective Amendment No. 325 to the Registration Statement on Form N-1A (SEC File Nos. 333-100654 and 811-21237)

Ladies and Gentlemen:

On March 9, 2015, the Trust filed Post-Effective Amendment No. 325 (the “Amendment”) to its registration statement on Form N-1A for the purpose of adding a new series to the Trust. Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Amendment. The Trust has determined not to offer the new series. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

The Trust further requests that:

1. the Commission finds that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating “Withdrawn upon request of the registrant, the Commission consenting thereto.”

If you have any questions regarding this application for withdrawal, please contact Jonathan D. Van Duren, counsel for the Trust, at (341) 552-6023.

Very truly yours,

UNIFIED SERIES TRUST

By:	/s/ John C. Swhear
John C. Swhear
President